April 24, 2020

Paul M. DiPerna
Chief Executive Officer, President and Chief Financial Officer
Modular Medical, Inc.
16772 W. Bernardo Drive
San Diego, CA 92127

       Re: Modular Medical, Inc.
           Registration Statement on Form S-1
           Filed April 9, 2020
           File No. 333-237615

Dear Mr. DiPerna:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at 202-551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences